                                                                    EXHIBIT 4(f)


               ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB)


Made a part of the Contract to which it is attached ("this Contract").

The following shall be inserted into Section 2.15 DEATH OF ANNUITANT. It replaces the first paragraph of Section 2.15.

The payment of the Death Benefit will occur after receipt of: (1) Proof, satisfactory to LNL, of the death of the Annuitant; (2) Written authorization for payment; and (3) Receipt by LNL of all required claim forms, fully completed. LNL will then pay to the Beneficiary a Death Benefit equal to the greater of the following two amounts:

     a. the Contract Value at the end of the Valuation Period when the death claim is approved for payment as described above; or

     b.  the higher of:

         1. the Contract Value at the end of the Valuation Period when the EGMDB becomes effective; and

         2. the highest Contract Value at the end of the Valuation Period that includes any Contract anniversary date up to and including age 75 following election of this rider;

         increased by Purchase Payments and decreased by any withdrawals, annuitizations, and premium taxes incurred after the EGMDB effective date or Contract anniversary date the highest Contract Value occurred.

The EGMDB will only be in effect, unless terminated by the owner, for Non-Qualified Contracts and Contracts sold as Individual Retirement Annuities (IRA) under Internal Revenue Code Section 408, as may be amended from time to time.

For benefits to be payable under the EGMDB, due proof of the death of the Annuitant prior to the Annuity Commencement Date must be received by LNL. As of the Annuity Commencement Date, the EGMDB will be discontinued and the charge for the EGMDB will cease. The EGMDB may not be elected on or after the Annuity Commencement Date.

Due proof of death may be a certified copy of a death certificate, a certified copy of the statement of death from the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death that is acceptable to LNL.

The EGMDB takes effect on the Valuation Date at the end of the Valuation Period during which the EGMDB election form is approved by the LNL Home Office.

There is a daily charge for the EGMDB at an annual rate of 0.30% which is deducted from the Gross Investment Rate of each Sub-account. The charge will start at the beginning of the next Valuation Period after which the EGMDB becomes effective. This charge will continue for all future Contract years, including years following age 75, unless the Owner elects to discontinue the EGMDB.

After the EGMDB has been elected, the Owner may discontinue it at any time. If discontinued, the EGMDB will terminate on the Valuation Date at the end of the Valuation Period after the written request to discontinue the EGMDB is received in the LNL Home Office. The 0.30% annual charge will cease at the end of the Valuation Period during which the EGMDB is terminated. If the Owner elects to discontinue the EGMDB, the first paragraph of Section 2.14 will be reinstated in its original form as it existed prior to election of this rider. Once discontinued, the Owner may not re-elect the EGMDB.

The following shall be inserted into Section 1.03 NET INVESTMENT RATE AND NET INVESTMENT FACTOR following the fifth paragraph:

     For any Valuation Period in which the EGMDB is in effect, the Net Investment Rate for each Sub-account is equal to the Gross Investment Rate of the Fund less a daily charge. The daily charge is deducted at an annual rate of 1.302% on each day of the Valuation Period. The Net Investment Rate is then adjusted, plus or minus, for any taxes imposed due to the operation of the Variable Account. This daily charge of 1.302% consists of 1.002% for mortality and expense risks and administrative charges and 0.300% for the EGMDB rider.

                  The Lincoln National Life Insurance Company